PENN FUEL GAS, INC.
                             1997 Annual Report




PENN FUEL GAS, INC. AND SUBSIDIARIES
Table of Contents

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                                                                       PAGE

Letter to Shareholders...................................................1

Management's Discussion and Analysis of Financial Condition and
    Results of Operations          ......................................5

Independent Auditors' Report............................................13

Financial Statements:

    Consolidated Balance Sheets - December 31, 1997 and 1996............14

    Consolidated Statements of Income, Years ended
        December 31, 1997, 1996, and 1995...............................16

    Consolidated Statements of Retained Earnings, Years ended
        December 31, 1997, 1996, and 1995...............................17

    Consolidated Statements of Cash Flows, Years ended
        December 31, 1997, 1996, and 1995...............................18

Notes to Consolidated Financial Statements - December 31, 1997,
    1996, and 1995......................................................20

Selected Financial Data.................................................38

Statistical  Review.....................................................39

Corporate Information...................................................42



PENN FUEL GAS, INC. AND SUBSIDIARIES
To our Shareholders

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Penn Fuel Gas, Inc. had a momentous year in 1997. We enjoyed near record earnings from our gas utility and propane businesses and increased the dividend to our common shareholders. Our customer growth continued at a pace above the national average and we extended our gas utility service areas. Most notably we entered, at mid-year, a merger agreement with PP&L Resources, Inc. that presents an exciting opportunity for growth and participation in an expanding energy services enterprise.

As we celebrate our successes and anticipate the completion of the merger we also note with sadness the end of an era. John H. Ware 3rd, our Company's founder and leader for much of its history, passed away July 29, 1997.

FINANCIAL HIGHLIGHTS

Penn Fuel's net income available to common shareholders totaled $6.187 million or $8.62 per share in 1997 compared to $6.389 million or $8.90 per share in 1996. The 1997 results reflected the expensing of certain legal and other costs associated with the planned merger with PP&L. Without these nonrecurring charges Penn Fuel's 1997 net income from its business operations would have been approximately $6.72 million or $9.37 per share.

In February 1997 the Board of Directors approved a 20% increase in the Company's annual common dividend to $2.88 per share. In February 1998 the Board increased the dividend by an additional 20% to $3.46 per year. This most recent increase marks the fourth consecutive annual 20% increase in Penn Fuel's return to its common shareholders.

Penn Fuel's capital expenditure commitment to system improvements and expansions totaled $13.7 million in 1997, a record for the Company. Over $4.0 million of this investment was dedicated to servicing new customers and business opportunities.

EXPANDED AND IMPROVED OPERATIONS

During 1997 Penn Fuel continued its program of upgrading antiquated segments of its gas utility distribution and transmission system. At the same time, the Company complemented these replacement projects with marketing programs to stimulate new gas applications and customer additions along current pipeline routings.

The Company worked closely with commercial developers and prospective gas customers to extend its natural gas systems and attract new customers. Approximately one thousand customers were added to Penn Fuel's utility service in 1997. A number of these were large volume industrial and commercial users which contribute to the economic health and growth of Penn Fuel serviced communities.

Penn Fuel received approvals for two significant service territory expansions in 1997 and introduced natural gas service to major customers in each area. In south central Pennsylvania, a commitment to convert to natural gas by a large and expanding JLG industries complex will introduce gas into the Boro of McConnellsburg for the first time. A second conversion by Quaker State Farms similarly will provide natural gas service to a new segment of Schuylkill County Pennsylvania.

In the Company's North Penn Gas utility, an engineering project to expand the capacity of the Meeker Storage Field was completed and implemented in 1997. This project, which required only minimal investment, increased the Company's valuable storage capability by approximately 5% or 500 thousand dekatherrns.

IMPROVED SERVICE AND CUSTOMER CHOICE

Penn Fuel has undertaken significant initiatives in 1997 to promote additional gas service expansions and to make choice of marketer/natural gas supplier available to our customers. A Company supported trade ally network of contractors and suppliers will be enhanced to provide sales and service support and promotion of natural gas throughout our service areas. These resources will supplement Penn Fuel's marketing applications and staffing.

Customer choice of energy supplier has been available for some years for large volume industrial and commercial natural gas customers. In 1997 choice also began to become available to electric customers of all sizes in Pennsylvania as a result of "Customer Choice" legislation. Inevitably this supplier choice will be extended to small volume natural gas customers, including residential. Penn Fuel has implemented a variety of measures to prepare for this transition which is likely to occur before the millennium.

Penn Fuel initiated, and in early 1998 received Pennsylvania Public Utility Commission approval for, a proposal to make supplier choice available to all our commercial and small industrial customers - some 9,000 in number. Penn Fuel will continue to provide the delivery service for this gas which customers will purchase directly from gas marketers. Since the Company currently earns no margin on gas purchased on behalf of its customers, this choice or conversion by customers does not affect Penn Fuel's operating profit. The extension of choice to commercial customers will provide us and our customers with valuable operating experience in an unbundled service environment. We have also taken additional steps to prepare for full retail unbundling by beginning to upgrade our utility customer service and billing system. Penn Fuel has also been an active participant in a collaborative effort by business, consumer and regulatory interests to develop the "ground rules" or legislation under which full residential natural gas customer choice can be accomplished in Pennsylvania.

THE MERGER

Following a thorough assessment by the Board of Directors of the Company's strategic direction, Penn Fuel entered a merger agreement with PP&L Resources on June 27, 1997. We look forward with anticipation to the closing of this merger which will be attractive for our shareholders, employees and customers. The merger will be accomplished through a tax-free exchange of Penn Fuel common stock for between 6.968 and 8.516 shares of PP&L Resources common stock, as described in the Merger Agreement and Prospectus which has been provided to Penn Fuel shareholders. Penn Fuel's shareholders approved the merger in October 1997 and several required regulatory approval steps have been completed. A merger approval application was submitted to the Pennsylvania PUC in August 1997 and currently is moving through the PUC review process. We anticipate that a PUC decision in our case and a final review by the Securities and Exchange Commission will be conducted so that the merger can be completed sometime in the summer of 1998. We look forward to participating in the growth of PP&L and its energy business.

WE REMEMBER, WITH GRATITUDE

Penn Fuel Gas lost a major influence on its history and direction with the death of John H. Ware 3rd on July 29, 1997. Mr. Ware founded Penn Fuel in l944 and for forty-five years lead the Company's growth as President and Chairman of the Board of Directors. In addition to his recognition as a natural gas utility and propane industry leader, Mr. Ware served as Chairman of the American Water Works, the largest investor owned water utility in the U.S. He also was highly regarded as a philanthropist and a civic and political leader. Mr. Ware served as a member of the Pennsylvania Senate from 1961 to 1971 and was a member of the U.S. House of Representatives from 1971 to 1975. We at Penn Fuel can attribute much of our recent success to Mr. Ware's insightful leadership and the business foundation he built over the years.

We remember also the contribution of William F. Ryan who passed away December 27, 1997. Bill served with distinction as a member of Penn Fuel's Board of Directors from 1991 through 1996 - a period of significant change and upgrading of the Company's capabilities.

In a different light, as we anticipate the completion of our merger with PP&L, we would like to acknowledge and express appreciation for the dedication of our Board of Directors who have, on your behalf, provided direction that has led to our business achievements. We recognize also the continued dedication of Penn Fuel's employees in focusing on your Company's businesses while at the same time planning for the transition to a merged Company with PP&L.

The year 1998 and the completion of our merger will bring the end of a proud era as an independent company for Penn Fuel. We can look back for a brief moment with pride at the accomplishments that have been fashioned with your support and the commitment of Penn Fuel's employees. We are enthusiastic about the future, however, and the new opportunities to build shareholder value through energy customer choice, expansion of unbundled services, and growth with PP&L.

We thank you for your continued confidence in Penn Fuel.


/s/ Paul W. Ware                               /s/ Terry H. Hunt
Paul W. Ware                                       Terry H. Hunt
Chairman                                           President & Chief
                                                   Executive Officer




PENN FUEL GAS, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations

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RESULTS OF OPERATIONS

OVERVIEW

Net income and basic net income per common share were $6,187,000 and $8.62, respectively, for 1997 compared to $6,389,000 and $8.90 for 1996 and $5,072,000 and $7.07 for 1995. Net income for 1995 includes $378,000 equivalent to $.53 per common share from the cumulative effect, net of tax, on prior years of a change in accounting principle.

1997 COMPARED WITH 1996

The change in net income in 1997 from 1996 represents a decrease of $202,000 (3.2%). Utility operating revenues less cost of gas (gross utility margin) increased $4,620,000 (8.5%) in 1997, the first full year that new rates for utility services approved by the Pennsylvania Public Utility Commission (PAPUC) in October 1996 were in effect. Gross margins from liquefied petroleum (LP) and merchandise sales decreased $103,000 (1.5%) and $92,000 (40.4%), respectively.

Utility throughput in 1997 was 479,000 Dth (1.8%) below 1996. Deliveries to sales customers decreased 1,637,000 Dth (11.6%) while throughput to transportation customers increased 1,158,000 Dth (9.1%). Based on degree days measured by the Company 1997 was 4.7% warmer than normal and 1996 was 2.7% colder than normal. Sales customers typically use a significant portion of the natural gas they purchase for heating purposes during the winter months, therefore, it is expected their usage would be lower in warmer than normal periods. In addition to the impact of warmer than normal weather in 1997 on sales throughput, industrial and commercial customers increasingly are choosing transportation service versus sales service. In 1997 the number of transportation customers increased from 124 to 176 and the number of industrial sales customers decreased from 302 to 265. The Company added an educational institution as a new transportation customer in 1997 that used in excess of 200,000 Dth during the year. Generally, the gross margin the Company earns on sales and transportation throughput is the same for the same type of customer.

Sales to LP customers declined to 788,000 Dth in 1997 from 841,000 Dth in 1996. Warmer than normal weather and a lower customer count contributed to the decrease in sales. The Company's customer count decreased during the year to 27,549 from 28,021 as competition for customers increased.

During 1997 the Company determined that its needs for a new corporate headquarters building had changed after announcing its proposed merger with PP&L Resources, Inc. The project to construct the new building was canceled and related costs totaling $411,000 that had been deferred were charged to expense. The after tax effect of the charge was $244,000 ($.34 per share). Deferred and current income tax benefits resulting from a tax accounting change approved by the Internal Revenue Service (IRS) in 1996 amounted to $273,000 ($.38 per share) in 1997 compared to $868,000 ($1.21 per share) in
1996.

1996 COMPARED WITH 1995

The increase in net income in 1996 compared with 1995 is the result of several factors. Gross utility margin increased $4,406,000 (8.8%) in 1996. The full benefit of a rate increase approved by the PAPUC in 1995 is included in 1996 revenues as is part of the benefit of a rate increase approved in October 1996.

Utility throughput in 1996 was almost the same as in 1995 as deliveries to sales customers increased 492,000 Dth (3.6%), and throughput to transportation customers decreased 405,000 Dth (3.1%). Sales to LP customers were almost the same at 841,000 Dth in 1996 compared to 830,000 Dth in 1995. The gross margin on LP sales increased $240,000 (3.6%) in 1996. Degree days in 1996 were 2.7% above normal while degree days in 1995 were 2.3% below normal. Also included in 1996 net income is $868,000 ($1.21 per share) representing the current tax benefits of a change in tax accounting method approved by the IRS during the year and $115,000 ($.16 per share) from the sale of real estate no longer used in operations. 1995 net income included $567,000 ($.79 per share) from the sale of assets by a subsidiary that accounted for all the Company's LP and merchandise sales in Delaware.

OPERATING REVENUES

Operating revenues were $119,213,000 in 1997, $113,507,000 in 1996, and
$105,647,000 in 1995. Revenues from utility operations increased $6,676,000 in 1997 while revenues from LP and merchandise decreased $690,000 and $280,000, respectively. The net change in 1997 total operating revenues compared with 1996 is an increase of $5,706,000.

In October 1996 the PAPUC approved increases in the Company's rates for utility services that were calculated to produce additional annual operating revenues of $6,725,000. 1997 was the first full calendar year these new rates were in effect. The cost of gas sold to utility customers in 1997 was $2,056,000 higher than the cost of such gas in 1996. Cost of gas is recovered from customers and included in utility revenues.

Utility operations accounted for $6,706,000 of the $7,860,000 increase in 1996 revenues. Several factors including the impact of rate case proceedings settled in 1996 and 1995, higher sales volumes and the recovery of purchased gas costs that were higher in 1996 than 1995 contributed to the increase in revenues. 1996 utility operating revenues include the increase in rates approved in September 1995 by the PAPUC. The rates were designed to provide $2,247,000 of additional annual revenues. Also included in 1996 utility operating revenues is a partial year's benefit of the rate increase approved by the PAPUC in October 1996.

LP operating revenues of $11,604,000 in 1997 were $690,000 less than 1996 revenues. The lower revenues follow a 53,000 Dth decrease in 1997 sales volumes from 1996. Warmer than normal weather and increased competition primarily from new entrants into the business were the primary causes of the reduced LP sales. Gross margin declined slightly (1.5%) to $6,868,000 in 1997.

LP operating revenues increased $1,285,000 in 1996 from $11,009,000 in 1995 while sales on a Dth basis remained essentially unchanged: 841,000 Dth in 1996 and 830,000 Dth in 1995. In 1996 the Company was able to recover higher product costs through increased selling prices and improve its gross margin by $240,000 (3.6%).

OTHER OPERATING, ADMINISTRATIVE AND GENERAL, AND MAINTENANCE EXPENSES

Other operating, administrative and general, and maintenance expenses increased $2,235,000 (6.7%) in 1997 versus 1996. During 1997 the Company continued its participation in proceedings concerning an application by another company to develop salt dome storage in the same area as the Company's existing underground storage facilities. Legal expenses associated with this matter were higher in 1997 than 1996. The Company's 1997 legal and consulting expenses also increased from 1996 as a result work related to its proposed merger with PP&L Resources, Inc.

In 1997 the Company increased its accrued liability related to manufactured gas plant sites where costs are not recovered through the ratemaking process. The increase amounted to $287,000 and was recognized as an operating expense in 1997. Pension expense increased $97,000 in 1997.

During 1997 an increasing number of municipalities where the Company has natural gas distribution facilities installed underground began adopting more stringent restoration requirements. Compliance with these new policies has increased the cost of maintenance projects that involve road excavation.

Other operating, administrative and general, and maintenance expenses increased $ 1,146,000 (3.5%) in 1996 compared with 1995. During the year, the Company began a program to inspect the condition of a major transmission line that is part of its pipeline system. The program continued into 1997. To date, no significant anomalies have been identified through the program. The cost of the program and resulting repairs have been charged to expense in 1997 and 1996.

Legal expense was higher in 1996 primarily because of the costs incurred to oppose an application by another Company with the Federal Energy Regulatory Commission (FERC) to develop salt dome storage in the same area as the Company's existing underground storage facilities. Other factors contributing to the increase in expense are higher payroll costs and uncollectible accounts expense.

Expense reductions in 1996 included a $343,000 pension expense credit. The credit resulted from discontinuing an investment contract with an insurance company, funding outstanding guaranteed annuities under the contract, and placing the balance of the assets from the contract with an investment manager. Also, in 1996 the Company implemented a new purchasing and inventory control system. As part of the implementation of the new system, the Company expanded its definition of inventoriable items, redesigned its part numbers, and took a physical inventory. The cost of items included in the physical inventory net of reserves for loss contingencies resulted in a $141,000 reduction in 1996 expense.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation and amortization expense increased $1,643,000 (29.7%) from 1995 to 1997 due to investment in property, plant, and equipment, and higher amortization of capitalized environmental costs.

INCOME TAX EXPENSE

Current and deferred income tax expense in 1997 and 1996 include the impact of a change in the Company's tax accounting method for cost of removal. In 1996 the Company received approval from the IRS to deduct cost of removal from taxable income beginning with the 1994 tax year. The approval applied to the deduction of applicable costs incurred in 1994 and subsequent years and to costs incurred by the Company prior to 1994 (accumulated costs). The accumulated costs are deductible pro rata over a six-year period also beginning with the 1994 tax year. Approval to begin deducting costs of removal created timing differences or current tax benefits depending on the vintage of the assets, the costs related to and the principles followed for recognizing differences between book and tax at the time. The combination of deferred taxes and current tax benefits recognized in 1996 as a result of the approval to deduct cost of removal reduced the year's tax expense $868,000. The comparable deferred and current tax benefits recognized in 1997 were $273,000.

TAXES OTHER THAN INCOME

Taxes other than income include taxes based on payroll and various state and local taxes. Beginning with 1995 utility revenues subject to gross receipts tax have been higher in each succeeding year and there has been a corresponding increase in taxes other than income. Further, the Company's payroll has increased each year resulting in higher payroll taxes.

INTEREST EXPENSE

Interest expense increased $126,000(2.9%) in 1997. In addition to reducing long-term debt by making the sinking fund payments required by the terms of the notes, the Company exercised its option to prepay the remaining balance of the 9.2% notes. For the year, interest related to long-term debt decreased by more than interest incurred through short bank borrowings increased. Interest expense related to the recovery of purchased gas and transition costs from customers was lower in 1997 than 1996 because the Company was in an undercollected position for most of the year. The Company does not earn interest or incur interest when it has underrecovered purchased gas related costs. As line of credit borrowings increased in 1997, the Company's temporary cash investments were reduced from 1996 and interest income declined.

Interest expense for 1996 was $369,000 (7.8%) lower compared to 1995 expense. Lower interest costs resulting from reductions in long-term debt through required and optional prepayments more than offset interest incurred through higher levels of borrowings under the Company's lines of credit. In addition, interest costs related to the overcollection of purchased gas and transition costs were lower in 1996 because these amounts were refunded to customers during the year. A decrease in interest income from temporary cash investments was approximately offset by the amount of interest received from the settlement of prior years' income tax issues.

OTHER EXPENSE

After the announcement of its proposed merger with PP&L Resources, Inc., the Company concluded its needs had changed and canceled a new office building project initiated in 1995. Costs totaling $411,000 that were incurred in connection with the project but that had been deferred were charged to expense in 1997. The land acquired for the project is being offered for sale. Other expense (income) in 1996 includes $193,000 of pretax gain on the sale of real estate. In 1995 certain assets of an LP subsidiary located in Delaware were sold and a pretax gain of $945,000 was recognized as other income. The real estate sold in 1996 was previously used in the Delaware LP business.

LIQUIDITY AND CAPITAL RESOURCES

The Company's natural gas and LP businesses are both seasonal in nature and weather sensitive. The heating season of November through March is the Company's highest period of positive cash flow. However, cash requirements for capital expenditures and the acquisition of gas for storage are highest during the spring and fall of the year. Bank lines of credit are used to meet the Company's seasonal working capital requirements and as a source of funds for its capital investment program. Periodically, the Company refinances capital investments funded through its lines of credit by issuing long-term debt. At December 31, 1997 and December 31, 1996, the Company had outstanding line of credit borrowings of $20,475,000 and $7,500,000, respectively. The Company expects to negotiate bank lines of credit in 1998 at levels appropriate to meet its requirements. In 1997 the Company and its subsidiaries have unsecured committed and uncommitted bank lines of credit that in aggregate total $22,500,000 and $45,000,000, respectively.

In the first quarter of 1995 the Company reinstated a common dividend to its stockholders at the annual rate of $2.00 per share. The annual rate of the common dividend was increased to $2.40 on February 27, 1996; $2.88 on March 7, 1997; and to $3.44 on February 24, 1998.

The Company's 1998 capital improvement and environmental budgets total $16,485,000. In 1997 capital and environmental expenditures amounted to $15,633,000.

Gas inventory is primarily natural gas (storage gas) but also includes smaller amounts of LP. Natural gas in storage is generally purchased during the warmer months of the year and held either in facilities owned by the Company or by interstate pipelines for withdrawal during the heating season. At December 31, 1997, the Company had 2,615,000 Dth of natural gas in inventory and 60,000 Dth of LP. At December 31, 1996, natural gas inventory totaled 3,305,000 Dth and LP totaled 60,000 Dth.

The storage gas balance at December 31, 1997 reflects the results of the most recent test performed at the Company's largest underground storage field which indicate there is a difference between the amount of gas in the field and the Company's inventory records. Pending further analysis of the test data by the Company and the operator of the storage field, the Company has reclassified 672,000 Dth of gas with a cost of $527,000 from current assets - inventories gas to deferred debits - other. The amount reclassified represents the Company's proportionate share of the parties' preliminary estimate of the difference. Based on its prior experiences, the Company expects it would be permitted by the PAPUC to recover a difference between its recorded inventory and the amount of gas determined by its joint studies with the operator of the field through rates charged for its natural gas utility services. The Company's 1998 gas purchase program will provide for a sufficient level of storage injections to meet its requirements for the 1998-1999 heating season.

Based on tests it conducted during 1997 the Company concluded one of its storage fields was capable of providing additional storage space. The Company has successfully marketed this additional space for the 1998-1999 storage season.

MERGER AGREEMENT

On June 27, 1997, the Company and PP&L Resources, Inc. (PP&L) announced they had signed a definitive agreement under which PP&L will acquire the Company. Under the terms of the agreement, upon consummation of the merger, which is subject to the receipt of various regulatory approvals, common stockholders of the Company will receive, subject to certain adjustments, between 6.968 and 8.516 shares of PP&L common stock for each share of the Company that they own. Penn Fuel's shareholders approved the merger in October 1997.

The Company's preferred stock may be redeemed in accordance with its terms upon written approval of holders of at least 66 2/3% of the preferred shares outstanding, at a redemption price of $15 per share, plus accrued and unpaid dividends. Owners of more than 93.5% of the total number of the preferred shares outstanding as of July 31, 1997 have indicated their intent to provide the shareholder approval required for such redemption. Each share of preferred stock outstanding that is not redeemed in accordance with its terms will be converted into the right to receive between 0.682 and 0.833 shares of PP&L common stock, subject to certain adjustments.

Costs related to the proposed merger that are contingent upon its consummation have not been recognized in the Company's financial statements. If incurred, the aggregate amount of such costs is expected to be material to the Company's results of operations.

GAS UTILITY INDUSTRY RESTRUCTURING

The restructuring of the natural gas industry to date has largely affected those aspects of the business regulated at the national or interstate level by the FERC. The Natural Gas Policy Act was passed in 1978 and started the gradual decontrol of natural gas prices at the wellhead. Subsequent orders issued by the FERC resulted in open access to pipeline transportation, resolution of take or pay liabilities, and finally the unbundling of merchant gas sales service from other interstate pipeline services such as storage and transportation. All of these FERC initiatives have had significant effects on the operations of local distribution companies, such as the Company's utility subsidiaries.

Legislation has recently been introduced in Pennsylvania that among other things provides gas supply choice to all gas customers, not just those that use large volumes of the commodity, after April l, 1999. Certain aspects of the proposed legislation may change as the result of legislative hearings and collaborative negotiations among industry participants directed by the Chairman of the PAPUC, but it is expected that some measure of customer choice will be provided to all users of natural gas in Pennsylvania. As proposed, the restructuring plan is to include unbundled rates for gas distribution (transportation) and supply, a proposal to physically, operationally, and legally separate the gas supply merchant function from the distribution function and a proposed supplier of last resort mechanism. Under current regulations, the Company does not earn a profit from the gas supply merchant function. The return on investment or profit is part of the rate the Company charges for delivering the gas and providing other services. The proposed legislation would continue to have the distribution of natural gas regulated by the PAPUC. Legislation providing customer choice to users of electricity was enacted in Pennsylvania in December 1996.

Most of the Company's large industrial and commercial customers now purchase their natural gas from a supplier other than the Company and utilize the Company's pipelines to deliver the gas to their facilities. The rate for this delivery or transportation service has been unbundled from the rate the Company charges for the cost of the gas. In situations where the customer is in a position to exercise its ability to build a connection to an interstate pipeline and bypass use of the Company's facilities, the Company has negotiated competitive rates. As a result of a Company proposal approved by the PAPUC on February 27, 1998, unbundled transportation service availability was expanded to include all industrial and commercial customers.

YEAR 2000

The Company's principal computer systems are purchased software packages. Generally, these systems are year 2000 compliant. Where they are not, the Company either has scheduled the installation of a system upgrade or the software vendor has assured the Company their software will be made year 2000 compliant in the near future. The Company does not expect the cost of year 2000 compliance to have a material impact on its financial position.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company plans to adopt this statement on January l, 1998, as required. The Company does not have any items of comprehensive income, other than those presented on its consolidated statements of income, that would require disclosure and presentation of accumulated balances in the equity section of the balance sheet.

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131). This statement established standards for reporting information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. The Company plans to adopt this statement on January l, 1998 as required.

In February 1998 the FASB issued Statement of Financial Accounting Standards No. 132, Employers' Disclosures About Pensions and Other Post-retirement Benefits (SFAS 132), which amends FASB Statements No. 87, 88, and 106. The statement revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of these plans. The statement suggests combined formats for presentation of pension and other post-retirement benefit disclosures. The Company plans to adopt this statement on January 1, 1998 as required.



KPMG Peat Marwick LLP
         1600 Market Street
         Philadelphia, PA 19103 7212





INDEPENDENT AUDITORS' REPORT


The Board of Directors
Penn Fuel Gas, Inc.:

We have audited the accompanying consolidated balance sheets of Penn Fuel Gas, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn Fuel Gas, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31. 1997, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1995 the Company changed its method of recognizing revenues from sales of natural gas to residential and small commercial customers. As discussed in note 5 to the consolidated financial statements, in 1995 the Company changed its method of accounting for post-retirement benefits other than pensions to adopt the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions.

/s/ KPMG Peat Marwick LLP

Philadelphia, Pennsylvania
April 3, 1998, except as to note 7
        which is as of April 21, 1998










                     THIS PAGE LEFT BLANK INTENTIONALLY





                                       PENN FUEL GAS, INC. AND SUBSIDIARIES

                                                Consolidated Balance Sheets

                                                 December 31, 1997 and 1996

----------------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities                                                       1997                    1996
----------------------------------------------------------------------------------------------------------------------
Capitalization:
           Stockholders' equity:
                Common, $1 par value; authorized 2,000,000 shares, issued
                  and outstanding 717,583 shares in 1997 and 1996                $      718                  718
           Preferred, no par value; authorized 500,000 shares, issued none               --                  --
           Additional paid-in capital                                                   714                  714
           Retained earnings                                                         69,433               65,313
----------------------------------------------------------------------------------------------------------------------

                                                                                     70,865               66,745
           Redeemable preferred stock:
                $1.40 cumulative preferred stock; authorized 2,000,000 shares,
                  issued and outstanding 717,583 shares in 1997 and 1996             10,764               10,764

           Long-term debt, less amounts payable within one year                      46,429               51,694
----------------------------------------------------------------------------------------------------------------------

                                                                                    128,058              129,203
----------------------------------------------------------------------------------------------------------------------

Current liabilities:
           Notes payable                                                             20,475                7,500
           Long-term debt payable within one year                                     1,235                2,939
           Accounts payable                                                           9,135               11,346
           Accrued environmental costs                                                1,815                1,811
           Other current and accrued liabilities                                      5,848                4,554
----------------------------------------------------------------------------------------------------------------------

                                                                                     38,508               28,150
----------------------------------------------------------------------------------------------------------------------

Deferred credits:
           Unamortized investment tax credits                                         1,914                1,990
           Unamortized excess of equity value of subsidiary at
               acquisition over cost                                                    431                  537
           Deferred income taxes                                                     20,858               17,530
           Accrued environmental costs                                               14,092               14,163
           Accrued well plugging costs                                                3,596                3,792
           Other                                                                        532                1,100
----------------------------------------------------------------------------------------------------------------------

                                                                                     41,423               39,112
----------------------------------------------------------------------------------------------------------------------

                                                                                   $207,989              196,465
----------------------------------------------------------------------------------------------------------------------






PENN FUEL GAS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 1997, 1996, and 1995
(in thousands, except per share information)
---------------------------------------------------------------------------------------------------------

                                                                        1997          1996       1995
--------------------------------------------------------------------------------------------------------

Operating revenue:
           Utility revenue                                           $106,469       99,793       93,087
           Liquefied petroleum gas revenue                             11,604       12,294       11,009
           Merchandise sales                                            1,140        1,420        1,551
---------------------------------------------------------------------------------------------------------

                                                                      119,213      113,507      105,647
--------------------------------------------------------------------------------------------------------

Operating revenue deductions:
           Cost of gas, utility                                        47,434       45,378       43,078
           Cost of liquefied petroleum gas                              4,736        5,323        4,278
           Cost of sales, merchandise                                   1,004        1,192        1,319
           Operating, administrative, and general expenses             31,881       30,274       29,235
           Maintenance                                                  3,866        3,238        3,131
           Depreciation and amortization                                7,184        6,246        5,541
           Taxes, other than income                                     7,298        6,788        6,514
           Income taxes                                                 3,924        3,741        3,223
--------------------------------------------------------------------------------------------------------

                                                                      107,327      102,180       96,319
--------------------------------------------------------------------------------------------------------

Operating income                                                       11,886       11,327        9,328
-------------------------------------------------------------------------------------------------------

Other expense (income):
           Interest                                                     4,488        4,362        4,731
           Other                                                          206         (429)      (1,102)
--------------------------------------------------------------------------------------------------------

                                                                        4,694        3,933        3,629
--------------------------------------------------------------------------------------------------------

Income before cumulative effect of a change in
    accounting principle                                                7,192        7,394        5,699
Cumulative effect on prior years (to December 31. 1994)
    of change to record unbilled revenue, net of tax                      --          --            378
--------------------------------------------------------------------------------------------------------

Net income                                                              7,192        7,394        6,077
Dividend requirement on redeemable preferred stock                     (1.005)      (1,005)      (1,005)
--------------------------------------------------------------------------------------------------------

Net income applicable to common stock                                $  6,187        6,389        5,072
--------------------------------------------------------------------------------------------------------

Basic net income per common share:
           Income before cumulative effect of a change in
           accounting principle                                      $   8.62           8.90          6.54
           Cumulative effect on prior years (to December 31, 1994)
           of change to record unbilled revenue, net of tax                --             --          0.53
-----------------------------------------------------------------------------------------------------------

Total                                                                $   8.62           8.90          7.07
-----------------------------------------------------------------------------------------------------------

Diluted net income per common share:
           Income before cumulative effect of a change in
           accounting principle                                      $   8.52           8.87          6.52
           Cumulative effect on prior years (to December 31. 1994)
           of change to record unbilled revenue. net of tax                --             --          0.52
------------------------------------------------------------------------------------------------------------

Total                                                                $   8.52           8.87          7.04
------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.






PENN FUEL GAS, INC. AND SUBSIDIARIES

Consolidated Statements of Retained Earnings

Years ended December 31, 1997, 1996, and 1995
(in thousands, except per share information)
-----------------------------------------------------------------------------------------------------------

                                                                  1997           1996            1995
-----------------------------------------------------------------------------------------------------------

Balance at beginning of year                                    $ 65,313         60,646         57,009
Net income                                                         7,192          7,394          6,077


Dividends:
      Redeemable preferred stock ($1.40 in 1997,
           1996, and 1995)                                        (1,005)        (1,005)        (1,005)


      Common stock ($2.88 in 1997, $2.40 in 1996,
           and $2.00 in 1995)                                     (2,067)        (1,722)        (1,435)
-----------------------------------------------------------------------------------------------------------

Balance at end of year                                          $ 69,433         65,313         60,646
-----------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.





PENN FUEL GAS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 1997, 1996, and 1995
(in thousands)

--------------------------------------------------------------------------------------------------------------------

                                                                             1997            1996            1995
--------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
           Net income                                                        $7,192          7,394          6,077
--------------------------------------------------------------------------------------------------------------------

           Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation and amortization                                      7,184          6,246          5,541
           Amortization of extraordinary
              property loss                                                      --             38            231
           Deferred taxes and investment tax credits                          2,342          3,874          1,701
           Gain on sale of liquefied petroleum gas
              property                                                           --           (193)          (945)
           Changes in assets and liabilities:
                     Increase in accounts receivable                           (167)        (1,671)          (671)
                     (Increase) decrease in gas inventory                        87         (2,255)         3,722
                     Increase in unrecovered gas
                         and transition costs                                (2,905)        (3,450)        (1,501)
                     Increase in other inventories                             (510)          (878)          (353)
                     Increase (decrease) in accounts payable
                         and accrued liabilities                               (917)         3,881         (1,342)
                     Increase (decrease) in other
                         assets/liabilities, net                                212         (1,175)           (89)
--------------------------------------------------------------------------------------------------------------------

    Total adjustments                                                         5,326          4,417          6,294
--------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                    12,518         11,811         12,371
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
           Capital expenditures                                             (13,685)       (12,561)       (13,403)
           Proceeds on the sale of liquefied petroleum gas property              --            226          l,379
           Other                                                             (2,029)        (2,514)        (2,380)
--------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                       (15,714)       (14,849)       (14,404)
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
           Principal payments on long-term debt                           $  (6,969)        (4,079)        (2,458)
           Net increase in notes payable                                     12,975          7,000            500
           Dividends paid:
               Preferred                                                     (1,005)        (1,005)        (1,005)
               Common                                                        (2,067)        (1,722)        (1,435)
---------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities                           2,934            194         (4,398)
---------------------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                                      (262)        (2,844)        (6,431)

Cash and cash equivalents at beginning of year                                2,513          5,357         11,788
---------------------------------------------------------------------------------------------------------------------


Cash and cash equivalents at end of year                                  $   2,251          2,513          5,357
---------------------------------------------------------------------------------------------------------------------


Supplementary disclosures of cash flow information: Cash paid for the year for:
           Interest                                                       $   5,006          4,913         5,326
           Income taxes                                                       1,183          1,556         3,178
---------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.



PENN FUEL GAS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1997, 1996, and 1995

---------------------------------------------------------------------------



(1)   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS

      Penn Fuel Gas, Inc. (the Company) is an exempt public utility holding company whose utility subsidiaries provide natural gas distribution, transmission, and storage service from facilities in Pennsylvania. In addition, the Company provides gas distribution service to a small number of customers in Maryland. The Company also sells liquefied petroleum (LP) gas and merchandise in Pennsylvania and Maryland. In August 1995 the Company sold its LP operations in Delaware. (See Liquefied Petroleum Gas Property.)

      PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned. All material intercompany accounts have been eliminated.

      The Company's utility subsidiaries maintain their accounting records in conformity with the uniform system of accounts prescribed by the Federal Energy Regulatory Commission (FERC), Pennsylvania Public Utility Commission (PAPUC) and the Maryland Public Service Commission. Significant accounting practices are summarized below.

      PROPERTY, PLANT, AND EQUIPMENTS

      Utility Plant

      Utility plant is carried at cost. Depreciation is computed using the straight-line method. Based on average utility plant, the composite straight-line rates for 1997, 1996, and 1995 were 2.6%, 2.8%, and 3.0%, respectively.

      For utility property, expenditures for replacements and renewals considered to be units of property are charged to utility plant accounts at cost. Expenditures for maintenance, repairs, renewals and replacements determined to be less than units of property are charged to maintenance. At the time utility properties are retired, replaced, or otherwise disposed of, accumulated depreciation, depletion, and amortization is charged with the cost of the properties plus the costs incurred in retiring, replacing or disposing of the property. As discussed in note 7, the Company has accrued the estimated cost of removal related to 337 producing and nonproducing gas wells.

      Gas stored underground - noncurrent represents the cost of the estimated volume of gas required to maintain pressures in the underground storage fields at levels sufficient to meet the service requirements of the Company's customers on a peak day.

      Liquefied Petroleum Gas Property

      Liquefied petroleum gas property is carried at cost. Depreciation is computed using the straight-line method. Based on average LP plant, the composite straight-line rate for 1997 was 3.1% and for 1996 and 1995 was 3.2%. Expenditures for maintenance, repairs, renewals, and replacements determined to be less than units of property are charged to maintenance. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

      In 1996 the real estate used by a wholly owned subsidiary that was previously engaged in the sale of LP was sold. The sale resulted in a gain before income tax of $193,000, which is reported as other income.

      On August 28, 1995, Gas-Oil Products, Inc. of Delaware (GOP), a wholly owned subsidiary of the Company, which accounted for all of the Company's business in Delaware, sold certain of its assets including tanks, inventory, motor vehicles, and accounts receivable. On a consolidated basis, GOP's operations accounted for approximately 9% of the Company's LP volume and approximately 2% of the Company's merchandise sales. The selling price of the assets was received in cash and resulted in a gain before income tax of $945,000, which is reported as other income.

      OPERATING UTILITY REVENUES

      Revenues from sales and transportation services are recorded based on meters read. Residential and small commercial customers' meters are read on a cycle basis throughout each month. Generally, large commercial and industrial and resale customers' meters are read on the last day of each month. Revenues from storage service are also recorded monthly.

      INVENTORIES

      Inventories of materials, supplies, and appliances are recorded partly on average cost and partly at the lower of cost, determined by the first-in, first-out method, or market.

      Gas inventory of one subsidiary is recorded on the last-in, first-out (LIFO) method. Approximately $437,000 and $1,899,000 of the Company's gas inventory at December 31, 1997 and 1996, respectively, was valued using the LIFO method. The estimated replacement cost exceeded the LIFO inventory cost by approximately $l,462,000 and $2,004,000 at December 31, 1997 and 1996, respectively. The gas inventory of the other utility subsidiary is valued at average cost.

      The results of the most recent tests performed at the Company's largest underground storage field indicate there is a difference between the amount of gas in the field and the Company's inventory records. Pending further analysis of the test data by the Company and the operator of the storage field, the Company has reclassified 672,000 Dth of gas with a cost of $527,000 from the current assets - inventories gas to deferred debits - other. The amount reclassified represents the Company's proportionate share of the parties' preliminary estimate of the difference. Based on its prior experiences, the Company expects it would be permitted by the PAPUC to recover a difference between its recorded inventory and the amount of gas determined by its joint studies with the operator of the field through rates charged for its natural gas utility services.

      DEFERRED DEBITS

      Environmental costs are regulatory assets established in conjunction with recognition in the financial statements of environmental liabilities. Where such liabilities are not recovered from other responsible parties (through cost recovery litigation) or insurance claims, the Company expects to continue to recover environmental costs associated with utility sites through PAPUC approved rates charged for its services.

      Well plugging costs are regulatory assets established in conjunction with recognition in the financial statements of the cost to plug and abandon wells in accordance with current regulations. Such costs have historically been recovered through the ratemaking process.

      Other deferred debits are amortized on the straight-line method over an appropriate number of years determined in regulatory proceedings.

      UNRECOVERED GAS COSTS

      Unrecovered gas costs represent net changes in gas costs which will be collected from customers by fuel cost adjustments in the future. Amounts to be collected over a subsequent period are classified as current in the financial statements.

      DEFERRED INCOME TAXES

      The Company provides deferred income taxes on timing differences between book and tax income based on policies and decisions established in regulatory proceedings. In 1996 the Company received approval from the Internal Revenue Service (IRS) to change its tax accounting method for cost of removal. Deferred taxes have been recognized in 1996 for certain timing differences related to the change in method.

      INVESTMENT TAX CREDITS

      Deferred investment tax credits are amortized to income on the straight-line method over the estimated useful lives of the related property.

      CASH EQUIVALENTS

      For the purpose of reporting cash flows, highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

      ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses reported during the period. Actual results could differ from those estimates.

      EXCESS OF EQUITY VALUE OVER COST OF ACQUISITION

      The excess of the equity value over the cost of acquisition, arising from the acquisition of North Penn Gas Company in 1977, is being amortized on the straight-line method over twenty-five
      (25) years.

      NET INCOME PER COMMON SHARE

      The Company has adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (FAS 128) in the fourth quarter of 1997. FAS 128 requires the Company to use methods for calculating earnings per share that differ from methods used in prior periods and requires the Company to restate net income per common share reported in prior periods. The adoption of this statement had no effect on the results of operations, financial conditions, or long-term liquidity.

      CHANGE IN ACCOUNTING PRINCIPLE

      Effective January 1, 1995, one utility subsidiary changed its method of recognizing revenue from sales of natural gas to residential and small commercial customers. Previously, revenues from these customers were recognized when the accounts were billed. Revenues related to gas delivered after billing and before the end of a month were recognized in the following month. In 1995 the subsidiary began accruing estimated revenues from gas service provided but not billed consistent with the industry practice which more closely matches revenues with the period in which service is provided and related expenses are incurred. The cumulative effect of the change at December 31, 1994 was to increase net income $378,000, net of income taxes. The change had the effect of increasing 1995 net income (excluding the beginning of the year cumulative effect of $378,000) by $156,000.

      RECLASSIFICATIONS

      Certain reclassifications were made to the 1996 financial statements to conform with the 1997 presentation.

(2)   DEBT

      At December 31, 1997, the Company and its subsidiaries have committed bank lines of credit that in aggregate total $22,500,000, and uncommitted bank lines of credit that in aggregate total $45,000,000. At December 31, 1996, the amount of the lines was $12,000,000 and $24,000,000, respectively. The credit lines, which are unsecured, are reviewed annually. The Company expects to negotiate bank lines of credit in 1998 at levels appropriate to meet its requirements.

      During 1997 and 1996 the maximum amount borrowed under the lines of credit at any month end was $21,575,000 and $7,500,000, respectively. Average monthly borrowings ranged from zero to $19,536,000 in 1997 and from zero to $6,874,000 in 1996. The weighted average interest rate on borrowings under the lines of credit at December 31, 1997 and 1996 was 6.31% and 6.89%, respectively.

      Long-term debt at December 31, 1997 and 1996, less amounts payable in one year, consisted of the following (in thousands):



                        Annual installments           Due date       1997             1996
---------------------------------------------------------------------------------------------

Notes payable:
     9.20%              $ 1,500                        2001           $     --        3,000
     9.59%                  750  (commencing 1996)     2005              3,750        5,250
     9.64%                  375  (commencing 1996)     2010              5,625        6,375
     8.70%                  833  (commencing 2011)     2023             10,000       10,000
     7.51%                1,818  (commencing 2004)     2014             20,000       20,000
     6.70%                1,400  (commencing 1999)     2003              7,000        7,000
---------------------------------------------------------------------------------------------

                                                                        46,375       51,625
Capital leases                                                              54           69
---------------------------------------------------------------------------------------------

                                                                      $ 46,429       51, 694
---------------------------------------------------------------------------------------------


      The terms of the Company's and a wholly owned subsidiary's long-term debt agreements contain, among other things, restrictions relating to the creation of debt, liens, investments, disposition of assets, mergers and consolidations, purchase of shares, acceleration of debt payments, maintenance of equity to debt ratios, and the payment of dividends. At December 3l, 1997, the payment of dividends by this subsidiary was limited to $4,900,000 by the terms of its long-term debt agreements. The subsidiary's net assets at December 31, 1997 were $32,634,000. Under the most respective provisions, the amount of consolidated retained earnings available for preferred and common stock dividends at December 31, 1997 was approximately $ 11,090,000. In 1997 the Company elected to exercise its option to double the annual installment payments on the 9.59% and 9.64% notes and to prepay the balance of the 9.2% notes.

      Maturities of long-term notes and capital leases for the next five years are as: 1998 - $1,235,000; 1999 - $2,579,000; 2000 -
      $2,525,000; 2001 - $2,525,000, and 2002 - $2,525,000.

(3)   REDEEMABLE PREFERRED STOCK

      In November 1991 the Company authorized the creation of 2,000,000 shares of $1.40 cumulative preferred stock (Preferred Stock). The Company issued one share of Preferred Stock for each share of common stock outstanding on December 16, 1991.

      The Preferred Stock is subject to mandatory redemption at $15 per share over a ten-year period beginning January 1, 2018. Additionally, commencing January 1, 1997, all or part of the outstanding preferred stock is redeemable at the option of the Company at $15 per share provided that 66-2/3% of preferred shareholders approve such redemption. During 1997 the Company did not redeem any preferred stock.


(4)   INCOME TAXES

      Income tax expense for 1997, 1996, and 1995 consisted of the following (in thousands):

                                                               1997        1996      1995
      -----------------------------------------------------------------------------------------

      Current:
        Federal                                            $  1,030         523      1,232
        State                                                   402         201        289
      ----------------------------------------------------------------------------------------

                                                              1,432         724      1,521
      Deferred                                                2,568       3,093      1,778
      Amortization of deferred investment tax credits           (76)        (76)       (76)
      ----------------------------------------------------------------------------------------

                                                           $  3,924       3,741      3,223
      ----------------------------------------------------------------------------------------



      In 1996 the Company received approval from the IRS to change its tax accounting method for cost of removal. The change in method, which is effective for the tax year beginning January 1, 1994, created a combination of timing differences and current tax benefits. Deferred taxes have been recorded recognizing the timing differences.

      The tax effects of temporary differences between book and tax accounting that give rise to the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 consist of the following (in thousands):


                                                                 1997         1996
      ------------------------------------------------------------------------------------

       Deferred tax assets:
            Unbilled revenues                                $  1,467         1,170
            Investment tax credit                               1,308         1,360
           Allowance for doubtful accounts                        334           402
           Contribution in aid of construction                  1,197         1,016
           Other                                                1,156         1,270
      -----------------------------------------------------------------------------------

       Total gross deferred tax assets                          5,462         5,218

       Deferred tax liabilities:
           Utility plant depreciation                          18,897        16,827
           Environmental expenditures                           2,409         2,198
           Change in tax accounting method
               for cost of removal                              1,120         1,037
           Unrecovered gas and transition costs                 2,047           291
           Other                                                1,433         1,073
      ------------------------------------------------------------------------------------

       Total gross deferred tax liabilities                    25,906        21,426
      ------------------------------------------------------------------------------------

       Net deferred tax liabilities                          $ 20,444        16,208
      ------------------------------------------------------------------------------------


      The primary difference between the Company's income tax expense at the federal statutory rate of 34% and the effective tax rate is state income taxes and the reduction in current tax expense resulting from the 1996 approved change in tax accounting method.

(5)   RETIREMENT PLANS

      Effective January l, 1996, two noncontributory defined benefit plans sponsored by the Company were merged to form one plan. The Company funds accrued pension costs subject to limitations included in the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. Net pension (income) cost for the pension plan(s) for 1997, 1996, and 1995 includes the following components (in thousands):

                                                                  1997        1996       1995
      ------------------------------------------------------------------------------------------

           Service cost                                        $    729         809       618
           Interest cost                                          1,640       1,679     1,575
           Return on assets (includes insurance
               contract settlement)                              (4,121)     (3,734)   (4,748)
           Net amortization and deferral                          1,832       1,229     2,814
      ----------------------------------------------------------------------------------------

           Net pension (income) cost                           $     80         (17)      259
      ----------------------------------------------------------------------------------------

           The assumptions used by the pension plan(s) in determining the actuarial present value of the plan's benefit obligations are as follows:

                                                                  1997        1996       1995
      -----------------------------------------------------------------------------------------

           Discount rate                                         7.25%        7.75%      7.00%
           Weighted-average rate of increase in future
               compensation levels                               5%           5%         5%
      -----------------------------------------------------------------------------------------

      The funded status of the pension plan(s) at December 31, 1997 and 1996 is as follows (in thousands):

                                                             1997      1996
      -----------------------------------------------------------------------

           Vested benefit obligation                    $  18,396      15,622

           Accumulated benefit obligation                  19,565      16,619
           Additional benefits related to future
           compensation levels                              4,329       3,947
      ------------------------------------------------------------------------

           Projected benefit obligation                    23,894      20,566
           Plan assets at fair value                      (28,154)    (24,984)
      ------------------------------------------------------------------------
                                                           (4,260)     (4,418)

           Unrecognized transition amount                     795         958
           Unrecognized net gain                            4,416       4,385
           Unrecognized prior service cost                   (562)       (615)
      ------------------------------------------------------------------------

           Accrued pension cost                         $     389         310
      ------------------------------------------------------------------------


      In 1996 the Company discontinued an investment contract with an insurance company that was used to manage approximately $7,000,000 of pension assets. At the time the contract was discontinued, there were approximately $2,700,000 of outstanding guaranteed annuities under the contract. The insurance company issued certificates to retirees to guarantee their pension benefits under the program; the balance of the pension assets were transferred to an investment manager for reinvestment. Settlement of the investment contract resulted in a reduction of $343,000 to 1996 pension cost. Pension plan assets consist primarily of common stock and fixed income securities.

      The Company also sponsors an unfunded nonqualified Supplemental Executive Retirement Plan (SERP) which provides additional retirement benefits to certain employees. Effective February 1, 1996, the Company established an unfunded nonqualified retirement program for the benefit of its Board of Directors. The actuarially determined projected benefit obligation for the two nonqualified plans was $440,000 at December 31,1997 and $433,000 at December 31, 1996. Net
      expense re1ated to these plans was $72,000 in 1997, $229,000 in 1996, and $60,000 in 1995. Benefit payments under both plans are made directly by the Company to plan participants or their beneficiaries.

      In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees of one subsidiary. These benefits are provided through an insurance company, and substantially all of the subsidiary's employees will become eligible for them if they reach their retirement age while working for the subsidiary. Up to and including December 31, 1994, the subsidiary recognized the cost of providing these benefits for retirees on the "pay as you go" basis.

      In the first quarter of 1995 the Company adopted the provisions of Statement of Accounting Standards No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other than Pensions (PBOPs), issued by the Financial Accounting Standards Board in December 1990. FAS 106 requires the expected cost of PBOPs to be recognized on an accrual basis as employees perform services to earn the benefits. Also, during the first quarter of 1995, the Company filed a rate increase request with the PAPUC, which among other things, sought authorization for the recognition in rates of the cost of PBOPs on an accrual basis instead of the "pay as you go" basis. On September 27, 1995, the PAPUC adopted an order authorizing an increase in the Company's rates and the recovery of the cost of PBOPs in accordance with FAS 106. The Company recorded a liability of $435,000 and an associated regulatory asset representing the estimated FAS 106 costs incurred from January 1, 1995 to September 27, 1995 and began a five-year amortization of these costs in October 1995. The Pennsylvania Office of Consumer Advocate appealed the PAPUC's decision. In May 1997 the Commonwealth Court of Pennsylvania affirmed the PAPUC's decision concerning the Company's recovery of the $435,000 deferred cost.

      The Company has established trust funds for the deposit of FAS 106 costs being recovered through its rates. Net periodic PBOP expense in 1997, 1996, and 1995 consists of the following components (in thousands):


                                                             1997      1996       1995
      -----------------------------------------------------------------------------------

        Service cost                                     $    63         93       80
        Interest cost                                        447        555      530
        Return on assets                                     (32)       (66)       -
        Net amortization and deferral                        186        431      310
      ----------------------------------------------------------------------------------

        Net periodic post-retirement benefit expense     $   664      1,013      920
      ---------------------------------------------------------------------------------



      The funded status of the p1an at December 31, 1997 and 1996 is as follows (in thousands):


                                                                         1997      1996
      --------------------------------------------------------------------------------------

      Accumulated post-retirement benefit obligation (APBO) As of
           December 31, 1997 and 1996:
                Fully eligible active employees                       $ 1,350      1,803
                Other active employees                                  1,278      1,743
                Retirees                                                3,651      4,292
      -------------------------------------------------------------------------------------
                                                                        6,279      7,838
      Plan assets at fair value                                        (1,908)    (1,157)
      -------------------------------------------------------------------------------------

      Accumulated obligation in excess of plan assets                   4,371      6,681
      Unrecognized net transition obligation                           (5,330)    (5,640)
      Unrecognized net gain (loss)                                        732       (778)
      -------------------------------------------------------------------------------------

      Accrued (prepaid) postretirement benefit cost                   $  (227)       263
      -------------------------------------------------------------------------------------


      The discount rate used in determining the benefit obligation was 7.25% for 1997 and 7.75% for 1996. Annual rates of increase in the per capita cost of covered health care benefits of 10.10% and 11.20% were assumed for 1997 based on the age of plan participants. The Company assumed rates for 1996 were 10.6% and 11.8%. The rates were assumed to decrease gradually to 5.5% over ten years in both 1997 and 1996 and remain level thereafter. The health care cost trend rate assumption has a significant effect on amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the APBO as of December 31, 1997 by $309,000 and the net periodic postretirement benefit expense for the year then ended by $24,000. As of December 31, 1996, the APBO would increase $386,000 and the net periodic postretirement benefit expense would increase $30,000 if a one percentage point increase in the health care cost trend rates was assumed.

(6)   REGULATORY MATTERS

      A $5,712,000 refund to its customers was included in the Company's annual purchased gas cost filing submitted to the PAPUC on August 31, 1995. Included in the refund was approximately $2,600,000 deferred in 1994 plus interest. The PAPUC granted the Company authorization to refund the amount as a lump-sum bill credit during December 1995. The balance of $2,969,000 was included as a refund in rates changed to customers during the period of November 1, 1995 through November 30, 1996.

      Revised rates for the recovery of the Company's purchased gas costs were approved by the PAPUC effective December l, 1996. The Company and the parties who participated in purchased gas cost proceedings agreed that $895,000 of cost for pipeline capacity that the Company would not need to meet its firm sales requirements during the next three winters (stranded costs) could be claimed through rates established under a different docket. The Company's filing in support of the recovery of these stranded costs through a component of the Company's existing transition surcharge was approved by the PAPUC by its order dated October 6, 1997. Formulae for the calculation and allocation of stranded costs consistent with the order were utilized in the purchased gas cost recovery proceeding which was approved by the PAPUC effective December 1, 1997.

      On January 27, 1995, the Company filed a rate increase request with the PAPUC seeking an increase in annual revenues of $5,022,000. The filing covered approximately half of the Company's utility customers. On September 27, 1995, the PAPUC adopted an order authorizing an increase in annual operating revenues of $2,247,000 effective on one day's notice for service rendered after September 27, 1995. The annual increase includes an allowance for the recovery of the cost of PBOPs calculated in accordance with FAS 106, including recovery and amortization over five years of such costs deferred from January 1, 1995 to September 27, 1995, as discussed in note 5.

      On February 27, 1996, the Company's two wholly owned public utility subsidiaries filed a request with the PAPUC for an increase in annual revenues of $10,955,000 and authorization to consolidate the tariffs of the two subsidiaries into one tariff and one set of rates. In October 1996 final approval of a settlement resolving the issues was received from the PAPUC. Under the settlement, the Companies were permitted to consolidate their tariffs and increase their rates to produce additional annual operating revenues of $6,725,000.

      Gas supply cost, including contracts with pipelines for delivery service (capacity cost), storage service and the cost of natural gas purchased for sale and delivery to customers is the Company's largest cost. The Company's tariffs provide for the recovery of these costs subject to regulatory review and approval. Rates to recover gas supply costs are based on projections of the volume of gas the Company will purchase; the cost of these purchases and the amount of gas its sales customers will use. Deviations between such projections and actual experience cause over or under recovery of the costs from customers which are adjusted in the Company's filings with the PAPUC and either refunded or collected. At December 31, 1997, the Company's undercollection resulting from past recovery of gas costs was $3,275,000, which is currently being recovered under rates that went into effect on December 1, 1997 and were adjusted on March 1, 1998. At December 31, 1996, the Company's rates for the recovery of gas costs plus its rates authorized to recover pipeline transition costs resulted in undercollection from customers of $370,000. At December 31, 1995, the Company overcollected gas and transition costs in the amount of $3,080,000 which has been paid back to the customers with interest.

(7)   COMMITMENTS AND CONTINGENCIES

      The Company and its subsidiaries are present or past owners of approximately 26 properties on which manufactured gas plants (MGP) were located. On March 27, 1996, the Company, North Penn Gas Company (North Penn), a wholly owned subsidiary of the Company, and the Pennsylvania Department of Environmental Protection (PADEP) signed a Consent Order and Agreement (1996 COA). This agreement, except for certain provisions which have been incorporated by reference, supersedes a previous COA signed in 1993. One such MGP site is the subject of separate agreements with the United States Environmental Protection Agency (USEPA). On January 1, 1997, the Company adopted AICPA Statement of Position 96-l, Environmental Remediation Liabilities. The impact of adopting the statement was not material.

      The 1996 COA provides that from 1996 through the year 2011 the Company will perform a minimum amount of work per year to investigate, and where necessary, clean up twenty (20) MGP sites and that North Penn will plug all of its non-producing wells. The 1996 COA has a term of 15 years, but may be terminated by either party after five years.

      Progress on the investigation, clean-up and well plugging activities covered by the 1996 COA will be measured through a point system, which is based on addressing the highest risks earlier in the process. In any year in which the Company's and North Penn's environmental costs defined by the 1996 COA exceed $1,750,000 (Environmental Cost Cap), the Company will not be required to achieve the minimum required points except that North Penn must meet the well plugging schedule set forth in the agreement regardless of whether the minimum required points or the Environmental Cost Cap are reached. The point system gives the Company and North Penn some flexibility in determining the activities to be undertaken in a given year, however, the 1996 COA does not relieve or limit the Company s or North Penn's obligation to comply with applicable statutes or regulations. The Company and North Penn satisfied the 1996 COA's minimum point requirement during 1997 and 1996. PADEP has approved the Company's 1998 annual plan.

      North Penn's estimate of the cost to plug the wells covered by the 1996 COA is $3,846,000 at December 31, 1997 and $4,038,000 at
      December 31, 1996. After recognizing North Penn's estimated well plugging cost, the Company allocated the balance of the Environmental Cost Cap to MGP site activities for the purposes of estimating the related total commitment under the 1996 COA. The estimated present value of the portion of the Environmental Cost Cap allocated to MGP site activities plus oversight cost reimbursements owed to PADEP during the term of the agreement is $15,657,000 at December 31, 1997 and $15,728,000 at December 31, 1996. The estimated present value was determined based on interest rates for United States Treasury obligations with maturities that coincide with the term of the 1996 COA.

      The Company has adopted the present value of its estimated total Environmental Cost Cap under the 1996 COA as the low end of the range of costs that may be incurred in connection with MGP site activities. A liability of $15,657,000 and an associated regulatory asset of $14,757,000 have been recorded at December 31, 1997. A liability of $15,728,000 and an associated regulatory asset of $15,115,000 were recorded at December 31, 1996. The Company's actual costs will depend on a number of factors including actual site conditions determined through the site assessment process, changing technology, government statutes and regulations, success in pursuing claims against and finalizing cost sharing arrangements with other potentially responsible parties and recoveries from insurers. At December 31, 1997, the Company estimated a range of environmental liability for the MGP sites of $8,772,000 and $37,018,000. At December 31, 1996 the estimated range was $9,517,000 to $38,702,000.

      In September 1994 the Company initiated a suit against some of its insurers seeking defense and/or indemnification from the insurers against claims involving former MGP sites. On April 21, 1998, the Company reached a settlement with one of its general liability insurers regarding claims arising from its current or former ownership of MGP sites and a compressor station at an underground storage field. The Company expects to receive the amount of the settlement in a lump sum cash payment during the second quarter of 1998. By agreement, the amount and terms of the settlement, which will provide funding that is material to the Company's accrued environmental liabilities as of December 31, 1997, are confidential. The Company estimates that approximately 89% of the amount provided for in the settlement applies to utility sites and 11% to nonutility sites. The proceeds attributable to the utility sites will be recorded as an offset to environmental and clean up expenditures capitalized by the Company and amortized over five years beginning in 1999. The amount of the settlement related to nonutility sites will be recognized as income in 1998.

      Localized minor amounts of petroleum hydrocarbon impacted soils have been identified in the process of removing and abandoning equipment at a former compressor station site. The removal and abandonment project was undertaken in accordance with a plan approved by state and federal environmental agencies. During 1997 a plan to remediate the impacted soil was developed and implemented. After reviewing the Company's report on the work performed, PADEP requested the Company to develop a plan for additional sampling at the site. The plan is scheduled to be submitted in the second quarter of 1998.

      The USEPA has concluded that removal of groundwater contamination at the Brodhead Creek superfund site is technically impractical, but has requested that certain wells be periodically monitored unless and until new technology becomes available. The costs incurred by the Company for work related to the impacted soils and Brodhead Creek will be counted against the Environmental Cost Cap included in the 1996 COA.

      The Company has received authorization from the PAPUC to capitalize environmental and cleanup expenditures and well plugging costs for accounting and ratemaking purposes and to amortize such expenditures over five years. The Company expects the PAPUC will continue to authorize the recovery of such expenditures associated with MGP sites previously or currently owned by its utility subsidiaries and the costs of plugging wells through the rates the Company charges for its services.

      Accruals sufficient to provide for the minimum range of costs associated with nonutility sites have been charged to expense. Such accruals which amounted to $900,000 and $613,000 at December 31, 1997 and December 31, 1996, respectively, are included in the accrued environmental liability reflected in the Company's balance sheet. Additional investigation and remediation may be required at the sites in the future, however, the scope of these activities cannot be determined and therefore any related cost has not been accrued.

(8)   COMMON STOCK

      The Company has a Stock Option Agreement under which 14,350 shares were granted in 1992. The options vest and become exercisable on a pro rata basis during a seven year period commencing in 1995. There are 6,027 options outstanding at December 31, 1997 exercisable at a price of $54.48 per share. The options will become fully vested concurrent with a change in control (as defined) of the Company. The proposed merger discussed in note 12 meets the definition of a change in control.

(9)   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amount of current assets and liabilities which are considered financial instruments approximates their fair value as of the dates presented. The carrying amounts and estimated fair values of the Company's long-term financial liabilities as of December 31, 1997 are as follows (in thousands):

                                                 Carrying       Estimated
                                                  amount        fair value
      -----------------------------------------------------------------------

      Long-term debt                           $   46,375        50,327

      Redeemable preferred stock                   10,764        15,069
      ----------------------------------------------------------------------

      The fair value of long-term debt and preferred stock has been estimated based on market rates for similar instruments with approximately the same maturities. Management believes that the prepayment provisions of the Company's long-term debt do not make it economically feasible to refinance the debt at this time.


(10)  NET INCOME PER COMMON SHARE

      In December 1997 the Company adopted FAS 128, Earnings Per Share, which prescribes two methods for calculating earnings per common share: "Basic" and "Diluted" methods. These calculations differ from those used in prior periods and as a result all prior period net income per common share data reflect the adoption of FAS 128.

      Basic net income per common share is based on the weighted average number of common shares outstanding. Diluted net income per common share is based on the weighted average number of common shares outstanding and potentially dilutive effect of employee stock options. The adoption of this statement had no effect on the results of operations, financial conditions, or long-term liquidity of the Company. The following table summarizes the shares used in computing basic and diluted net income per common share:


                                                                           Year ended December 31,
                                                       -----------------------------------------------------------

                                                                       1997         1996           1995
      -----------------------------------------------------------------------------------------------------------

           Average common shares outstanding during the
               period for the Basic Computation                      717,583       717,583         717,583
           Dilutive effect of employee stock options                   8,919         2,630           2,921
      -----------------------------------------------------------------------------------------------------------

           Average common shares outstanding during the
               period for Diluted computation.                       726,502       720,213         720,504
      -----------------------------------------------------------------------------------------------------------



(11)  OPERATING LEASES

      Future minimum rental payments in the aggregate and for each of the five succeeding years and thereafter (in thousands):

                    1998                        $    1,086
                    1999                               941
                    2000                               657
                    2001                               258
                    2002                               100
                    Thereafter                          61
                    ----------------------------------------

                    Total                       $    3,103
                    ----------------------------------------

(12)  ACQUISITION OF COMPANY

      On June 27, 1997, the Company and PP&L Resources, Inc. (PP&L) announced they had signed a definitive agreement under which PP&L will acquire the Company. Under the terms of the agreement, upon consummation of the merger, which is subject to the receipt of various regulatory approvals, common stockholders of the Company will receive, subject to certain adjustments, between 6.968 and 8.516 shares of PP&L common stock for each share of the Company that they own. Penn Fuel's shareholders approved the merger in October 1997.

      The Company's preferred stock may be redeemed in accordance with its terms upon written approval of holders of at least 66 2/3% of the preferred shares outstanding, at a redemption price of $15 per share, plus accrued and unpaid dividends. Owners of more than 93.5% of the total number of the preferred shares outstanding as of July 31, 1997 have indicated their intent to provide the shareholder approval required for such redemption. Each share of preferred stock outstanding that is not redeemed in accordance with its terms will be converted into the right to receive between 0.682 and 0.833 shares of PP&L common stock, subject to certain adjustments.

      Costs including retention, severance payments, and other costs related to the proposed merger that are contingent upon its consummation have not been recognized in the Company's financial statements. If incurred, the aggregate amount of such costs are expected to be material to the Company's results of operations. Pending receipt of the required regulatory approvals it is expected that the merger can be completed in the summer of 1998.



PENN FUEL GAS, INC. AND SUBSIDIARIES

Selected Financial Data

Year ended December 31, 1997
(in thousands, except per share data)

-----------------------------------------------------------------------------------------------------------------------
                                                              1997         1996         1995        1994        1993
-----------------------------------------------------------------------------------------------------------------------
Operating revenues                                         $ 119,213     113,507      105,647      123,410     115,812
Cost of sales                                                 53,174      51,893       48,675       67,188      63,432
Other operating expenses                                      54,153      50,287       47,644       46,035      42,940
-----------------------------------------------------------------------------------------------------------------------
Operating income                                              11,886      11,327        9,328       10,187       9,440
Interest expense                                               4,488       4,362        4,731        4,347       4,320
Other (income) expense                                           206        (429)      (1,102)         135        (185)
-----------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in
    accounting principle                                       7,192       7,394        5,699        5,705       5,305
Cumulative effect on prior years (to December 31, 1994)
    of change to record unbilled revenue, net of tax            --          --            378         --          --
-----------------------------------------------------------------------------------------------------------------------
Net income                                                 $   7,192       7,394        6,077        5,705       5,305
-----------------------------------------------------------------------------------------------------------------------
Net income per common share (based on weighted
    average number of shares outstanding) - Basic          $    8.62        8.90         7.07         6.55        5.99
-----------------------------------------------------------------------------------------------------------------------
Cash dividends per preferred share                         $    1.40        1.40         1.40         1.40        1.40
-----------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                            $    2.88        2.40         2.00         --          --
-----------------------------------------------------------------------------------------------------------------------
Total assets                                               $ 207,989     196,465      184,277      174,367     159,236
-----------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment, net                        $ 149,716     141,292      132,602      122,897     115,237
-----------------------------------------------------------------------------------------------------------------------
Capitalization:
    Stockholders' equity                                   $  70,865      66,745       62,078       58,441      53,741
    Redeemable preferred stock                                10,764      10,764       10,764       10,764      10,764
    Long-term debt                                            46,429      51,694       55,644       58,904      34,995
-----------------------------------------------------------------------------------------------------------------------
                                                           $ 128,058     129,203      128,486      128,109      99,500
Notes payable and long-term
    debt payable within one year                              21,710      10,439        3,568        2,266      24,395
-----------------------------------------------------------------------------------------------------------------------
                                                           $ 149,768     139,642      132,054      130,375     123,895
-----------------------------------------------------------------------------------------------------------------------




PENN FUEL GAS, INC. AND SUBSIDIARIES

Statistical Review

Year ended December 31, 1997
(converted to thousands)
-----------------------------------------------------------------------------------------------------------------------
                                                              1997         1996         1995        1994        1993
-----------------------------------------------------------------------------------------------------------------------
Throughput - DTH: (in thousands) (unaudited):
    Utility:
        Sales:
               Residential                                     6,866       7,316        6,513        6,790       6,597
               Commercial                                      4,121       4,500        4,737        4,865       4,643
               Industrial                                      1,474       2,282        2,303        4,017       4,423
               Resale                                             11          11           64          161         307
-----------------------------------------------------------------------------------------------------------------------

                                                              12,472      14,109       13,617       15,833      15,970
        Transportation                                        13,824      12,666       13,071        9,613       9,177
-----------------------------------------------------------------------------------------------------------------------

                                                              26,296      26,775       26,688       25,446      25,147

    Liquefied petroleum                                          788         841          830          865         857
-----------------------------------------------------------------------------------------------------------------------

Total                                                         27,084      27,616       27,518       26,311      26,004
-----------------------------------------------------------------------------------------------------------------------


Operating revenues (in thousands):
    Utility:
        Sales:
               Residential                                 $  54,249      47,914       40,025       47,377      42,358
               Commercial                                     27,240      25,418       25,990       29,183      25,936
               Industrial                                      7,857      10,681       11,339       20,124      21,039
               Resale                                             56          49          222          682       1,120
-----------------------------------------------------------------------------------------------------------------------

                                                              89,402      84,062       77,576       97,366      90,453

        Storage                                                6,388       6,157        5,570        5,101       5,167
        Transportation                                         9,760       8,897        8,458        6,899       6,883
        Other                                                    919         677        1,483          843         583
-----------------------------------------------------------------------------------------------------------------------

                                                             106,469      99,793       93,087      110,209     103,086

    Liquefied petroleum                                       11,604      12,294       11,009       11,648      11,359
-----------------------------------------------------------------------------------------------------------------------

                                                             118,073     112,087      104,096      121,857     114,445

   Merchandise                                                 1,140       1,420        1,551        1,553       1,367
-----------------------------------------------------------------------------------------------------------------------

Total                                                      $ 119,213     113,507      105,647      123,410     115,812
-----------------------------------------------------------------------------------------------------------------------




Customer (unaudited):
    Utility:
        Sales:
               Residential                                 $  62,414      61,504       60,688       59,130      58,068
               Commercial                                      9,025       8,954        8,865        8,655       8,694
               Industrial                                        265         302          323          342         356
               Resale                                              2           2            2            2           3
-----------------------------------------------------------------------------------------------------------------------

                                                              71,706      70,762       69,878       68,130      67,121

        Transportation                                           176         124          118           92          62
-----------------------------------------------------------------------------------------------------------------------

                                                              71,882      70,886       69,996       68,222      67,183

     Liquefied petroleum                                      27,549      28,021       28,260       29,935      30,338
-----------------------------------------------------------------------------------------------------------------------

Total                                                         99,431      98,907       98,256       98,157      97,521
-----------------------------------------------------------------------------------------------------------------------

Total degree days (unaudited)                                  5,089       5,494        5,223        5,411       5,352
-----------------------------------------------------------------------------------------------------------------------

Percent of degree days to thirty-year average
    (unaudited)                                                 95.3%      102.7%        97.7%       101.2%      100.1%
-----------------------------------------------------------------------------------------------------------------------




PENN FUEL GAS, INC. AND SUBSIDIARIES

Board of Directors and Corporate Information

------------------------------------------------------------------------------------------------------------------
BOARD OF DIRECTORS                                                      PENN FUEL GAS, INC. OFFICERS

Carol W. Gates (2)                                                      Terry H. Hunt
Oxford Advisory Board, Fulton Bank                                      President and Chief Executive Officer

Terry H. Hunt (l)                                                       George C. Rhodes, Sr.
President and CEO, Penn Fuel Gas, Inc.                                  Senior Vice President, Utility Operations
    and subsidiaries                                                      and Engineering
Director, UTI Energy Corp.
                                                                        Ronald J. Frederick
Marilyn Ware Lewis (1) (3)                                              Vice President, Human Resources
Chairman, American Water Works                                              and Administration
    Company, Inc.
Director, CIGNA Corporation                                             Edward L. McCusker
Director, PP&L Resources, Inc.                                          Vice President and Treasurer

W. Kirk Liddell (2)                                                     Charles C. Rogala
President and CEO, Irex Corporation                                     Vice President, Utility Operations
Director, High Industries, Inc.
Director, CoreStates Central/Northern                                   George W. Ruth
     Regional Board                                                     Vice President, Gas Supply

Loren D. Mellendorf (2) (3)                                             Eleanor R. Ross
Retired Executive Vice President,                                       Secretary
American Water Works Company, Inc.
                                                                        John P. Nitsche
John H. Ware, IV (2)                                                    Assistant Secretary
Director, Subsidiaries of American Water
     Works Company, Inc.
                                                                        SUBSIDIARIES
Paul W. Ware (l) (2) (3)
Chairman, Penn Fuel Gas, Inc. and subsidiaries                          PFG Gas, Inc.
Director, American Water Works Company, Inc.                            North Penn Gas Company
Director, The York Water Company

Richard P. Wild (l) (3)
Partner, Dechert Price & Rhoads


Committees: (1)Executive Committee (2) Audit Committee
(3) Compensation Committee